No. 82-34703

Back 2003-11-21, 16:51:24, EST

03 DEC -2 AM 7:21

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

File insider report - Comple[redacted]

03037855

SUPPL

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4761442	2003-11-10	10 - Acquisition or disposition in the public market	300	4761742
Common Shares	Commonwealth Enterprise Fund Inc.	4761742	2003-11-12	10 - Acquisition or disposition in the public market	200	4761942
Common Shares	Commonwealth Enterprise Fund Inc.	4761942	2003-11-17	10 - Acquisition or disposition in the public market	200	4762142
Common Shares	Commonwealth Enterprise Fund Inc.	4762142	2003-11-17	10 - Acquisition or disposition in the public market	900	4763042

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

dw 12/3

Back 2003-11-21, 16:44:28, EST

03 DEC -2 AM 7:21

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4761442	2003-11-10	10 - Acquisition or disposition in the public market	300	4761742
Common Shares		4761742	2003-11-12	10 - Acquisition or disposition in the public market	200	4761942
Common Shares		4761942	2003-11-17	10 - Acquisition or disposition in the public market	200	4762142
Common Shares		4762142	2003-11-17	10 - Acquisition or disposition in the public market	900	4763042